AAP 3/11/03

CRD #41392

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 1 1 2003

DIVISION OF MARKET REGULATION

03014088

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
8-49398

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL LINKS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 DIAMONDHITCH TRAIL
(No. and Street)

RALEIGH, NC 27615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT BRUMBAUGH 919-847-0371
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINSTON, WILLIAMS & CREECH, LLP
(Name — if individual, state last, first, middle name)

P.O. BOX 1366, 102 W. SPRING ST., OXFORD NC 27565
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Brumbaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Links, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PATRICIA G. THIBAULT NOTARY PUBLIC WAKE COUNTY, N.C.

Signature

President

Title

Notary Public

My commission expires 8-12-2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRD # 41392

FINANCIAL LINKS, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

FINANCIAL LINKS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002

	PAGE
Independent Auditor's Report	1
Statement Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7
Notes to Financial Statements	9-10
Supplementary Schedule	
Computation of Net Capital Under Rule 15 c 3-1	12
Report on Internal Control Structure Required by Sec Rule 17 a-5 for a Broker Dealer Claiming Exemption From Sec Rule 15 c 3-3	13-14

Winston, Williams & Creech, LLP
Certified Public Accountants

Members
American Institute of
Certified Public Accountants

James P. Winston II, CPA
Gary L. Williams, CPA
Leonard R. Creech, Jr. CPA

Curtis G. Van Horne, CPA
Pamela Proctor-West, CPA
Carleen P. Evans, CPA
Jennifer T. Reese, CPA

The CPA. Never Underestimate The Value.℠

Members
North Carolina Association of
Certified Public Accountants

102 W. Spring Street
P.O. Box 1366
Oxford, NC 27565
office (919) 693-5196
fax (919) 693-7614
e-mail: wwinston@nc.rr.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Links, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of Financial Links, Inc. (a C-Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in he United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial Links, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winston, Williams & Creech, LLP

Winston, Williams & Creech, LLP
Certified Public Accountants

Oxford, North Carolina
January 21, 2002

FINANCIAL STATEMENTS

FINANCIAL LINKS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 4,997	$ 3,006
Accounts Receivable	138,672	29,288
Prepaid Expenses	7,144	5,800
Deferred Income Taxes	27,000	-
Total Current Assets	177,813	38,094
OTHER ASSETS		
Organization Costs	5,897	5,897
Accumulated Amortization: Organization Costs	(2,954)	(2,689)
Deposits	25,631	25,383
Total Other Assets	28,574	28,591
TOTAL ASSETS	$ 206,387	$ 66,685
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 5,663	$ -
Total Current Liabilities	5,663	-
Total Liabilities	5,663	-
STOCKHOLDER'S EQUITY		
Common Stock, par value $.01, 100,000 shares authorized and 40,000 shares issued and outstanding	400	400
Paid-In Capital	84,875	84,875
Retained Earnings	115,449	(18,590)
Total Stockholder's Equity	200,724	66,685
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 206,387	$ 66,685

The accompanying notes are an integral part of the financial statements.

FINANCIAL LINKS, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Commissions	$ 365,947	$ 157,031
Total Revenues	365,947	157,031
EXPENSES		
Amortization	265	265
Bank service charges	421	405
Office expense	8,935	2,841
Postage and delivery	4,015	626
Commissions	97,807	77,976
Management Fees	114,500	38,000
Execution Fees	3,196	11,710
Consultants	1,169	-
NASD Compliant Fees	2,500	-
Insurance	150	1,150
Licenses	13,815	5,307
Taxes	47	181
Meetings	-	250
Legal and accounting	10,664	10,300
Telephone	1,394	627
Travel	302	350
Total Expenses	259,180	149,988
OPERATING INCOME (LOSS)	106,767	7,043
OTHER INCOME (EXPENSE)		
Interest income	272	841
Total Other Income (Expense)	272	841
NET INCOME (LOSS) BEFORE INCOME TAXES	107,039	7,884
(PROVISION) BENEFIT FOR INCOME TAXES		
Deferred	27,000	0
NET INCOME (LOSS)	$ 134,039	$ 7,884

The accompanying notes are an integral part of the financial statements.

FINANCIAL LINKS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Shares	Common Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance 1-1-01	40,000	$ 400	$ 84,875	$ (26,474)	$ 58,801
Net Income (Loss)				7,884	7,884
Purchase and Retirement of Common Shares					
Additional Paid-In Capital					
Balance 12-31-01	40,000	400	84,875	(18,590)	66,685
Net Income (Loss)				134,039	134,039
Balance 12-31-02	40,000	$ 400	$ 84,875	$ 115,449	$ 200,724

The accompanying notes are an integral part of the financial statements.

FINANCIAL LINKS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2002 and 2001

NONE

The accompanying notes are an integral part of the financial statements.

FINANCIAL LINKS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 134,039	$ 7,884
Adjustment to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation and Amortization	265	265
(Decrease) Increase in Deferred Income Taxes	(27,000)	-
(Increase) Decrease in:		
Accounts Receivable	(109,384)	(15,418)
Prepaid Expenses	(1,344)	(5,800)
Deposit	(248)	1,837
Increase (Decrease) in:		
Accounts Payable	5,663	(1,263)
Net Cash Provided (Used) By Operating Activities	1,991	(12,495)
Net Increase (Decrease) in Cash	1,991	(12,495)
Cash - Beginning of Year	3,006	15,501
Cash - End of Year	$ 4,997	$ 3,006

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL LINKS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company receives commissions for security and insurance transactions and provides capital formation services on a fee-for-service basis to entrepreneurial organizations in the golf course and golf related industry. The Company is a North Carolina corporation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC rule 15c3-10, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $163,637. The Company net capital ratio was .0346.

NOTE C – INCOME TAXES

The Company is a wholly owned subsidiary of Commonwealth Financial, LLC and files a consolidated income tax return with Commonwealth Financial, LLC. For the calendar year 2002, the Company had an operating loss carryforward that offset the current year's income. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income purposes. The deferred tax asset represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recorded or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change during the period in deferred tax assets.

NOTE D – RELATED PARTY TRANSACTIONS

The Company paid management fees to the following companies under common ownership:

Commonwealth Financial, LLC	$ 114,500

NOTE E – DEFERRED INCOME TAXES

At December 31, 2002 the Company's deferred tax asset is comprised of the following:

	Federal	North Carolina	Total
Current deferred tax Asset recognized for Income tax Carryforwards	$ 23,000	$ 4,000	$ 27,000

Deferred income tax benefit for the year ending December 31, 2002 represents the increase in deferred tax asset during the period.

SUPPLEMENTARY SCHEDULES

FINANCIAL LINKS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Net Capital			
Total Stockholders' Equity		$	200,724
Deductions:			
Nonallowable Assets:			
Prepaid Expenses	(7,144)		
Organization Costs	(2,943)		
Deferred Income Taxes	(27,000)		
			(37,087)
Net Capital			163,637
Aggregate Indebtedness:			
Accounts Payable	5,663		
Total Aggregate Indebtedness	5,663		
Computation of Basic Net Capital Requirement			
Minimum net capital required			5,000
Excess Net Capital			158,637
Ratio: Aggregate Indebtedness to Net Capital			0.0346
Reconciliation with Company's Computation (included In Part II of Form X-17A-5 as of December 31, 2002)			
Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report			163,637
Additions			
Deductions			
Net Capital Per Above		$	163,637

Winston, Williams & Creech, LLP
Certified Public Accountants

Members
American Institute of
Certified Public Accountants

Members
North Carolina Association of
Certified Public Accountants

James P. Winston II, CPA
Gary L. Williams, CPA
Leonard R. Creech, Jr. CPA

Curtis G. Van Horne, CPA
Pamela Proctor-West, CPA
Carleen P. Evans, CPA
Jennifer T. Reese, CPA

The CPA. Never Underestimate The Value.

102 W. Spring Street
P.O. Box 1366
Oxford, NC 27565
office (919) 693-5196
fax (919) 693-7614
e-mail: wwinston@nc.rr.com

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Financial Links, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Financial Links, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examining, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Winston, Williams & Creech, LLP

Winston, Williams & Creech, LLP
Certified Public Accountants

Oxford North Carolina
January 21, 2002